STEALTH RESOURCES INC.
#2 – 1839 West 5th Avenue
Vancouver, British Columbia, Canada V6J 1P5
Telephone: 604-730-2782
Facsimile: 604-730-2733

January 25, 2010

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Parker Morill

Dear Sirs:

Re:	Post-Effective Amendment #1 to Form S-1 - File No. 333-151702

Further to your letter dated January 22, 2010 concerning the deficiencies in our post-effective amendment to our registration statement on Form S-1 and our Form 10-Q for the period ended November 30, 2009, we provide the following responses:

Post-EffectiveAmendment to Form S-1

1.	Please revise your filing to include unaudited financial statements for the quarter ended November 30, 2009.

We have revised our post-effective amendment filing to include unaudited financial statements for the quarter ended November 30, 2009.

Form 10-Q for the Quarterly Period Ended November 30, 2009

2.

We note that your Section 302 certifications contain language that varies from the wording set forth in Item 601(b)(31) of Regulation S-K because the certifications include the certifying officer’s title of “Treasurer” in the introductory sentence. Confirm that the individual certified the report in his individual capacity, and remove in future filings any title from the introductory sentence of the certification required by Item 601(b)(31) of Regulation S-K.

We confirm that the individual certified the report in his individual capacity and that no titles will be inserted in the introductory sentence of future filings.

3.

Item 601(b)(31) of Regulation S-K specifies that the certifications must be exactly as set forth in the item. We note that “Registrant” is replaced by “Company” throughout the certification and that parenthetical language in paragraph 4(d) is missing. Please make appropriate revisions in future filings and note that the certifications may not be changed in any respect from the language of Item 601(b)(31), even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427.

We will revise the certifications in future filings so that they exactly match the form set forth in Item 601(b)(31).

Yours truly,

/s/ Tyrone McClay

Tyrone McClay, President
Stealth Resources Inc.